Exhibit 99.2

Management’s Responsibility

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information.  The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects.  Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants.  The independent auditors have unrestricted access to the Audit Committee.  Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed: “David A. Seton”	Signed: “Peter Tiedemann”

David A. Seton	Peter Tiedemann
Chairman and	Chief Financial Officer
Chief Executive Officer	March 31, 2010
March 31, 2010

Olympus Pacific Minerals Inc.

Report of Independent Auditors

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Signed:  “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2010

Annual Report 2009

Consolidated Balance Sheets

For and on behalf of the Board March 31, 2010	Signed: “David A. Seton” David A Seton Chairman & Chief Executive Officer	Signed: “Jon Morda” Jon Morda Director & Chairman of Audit Committee

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Deficit

See accompanying notes to the Consolidated Financial Statements

Annual Report 2009

Consolidated Statements of Accumulated Other Comprehensive Loss/(Income)

Consolidated Statements of Cash Flows

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.

Notes to Financial Statements

1.	Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“USGAAP”) in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated.
The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.  Comparative figures have been converted to United States Dollars from Canadian Dollars using the following rates:

Exchange rate at December 31, 2008	0.8166
Average exchange rate during the year ended December 31, 2008	0.9381
Average exchange rate during the year ended December 31, 2007	0.9304

As a result of restating the 2008 financial statements in United States Dollars a foreign currency difference has arisen which is recognized in shareholders’ equity as accumulated other comprehensive income at December 31, 2008 in the amount of $2,513,078.

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) guidelines effective for the Company’s first quarter commencing January 1, 2009:

Section 3064 – Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporated the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

Annual Report 2009

On adopting Section 3064, there was no effect on the consolidated financial statements of the Company.

Mining Exploration Costs (EIC 174)

The Emerging Issues Committee (“EIC”) of the CICA approved abstract EIC 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract in the impairment analysis performed for the year ended December 31, 2009.  The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in December 2009.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”) have been expensed and not capitalized (see Note 16).  Early adoption of Sections 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

In June 2009, the Accounting Standards Board (“AcSB”) amended CICA Section 3862, Financial Instruments – Disclosures, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The standard now requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques, disclosing separately changes during the period. It also requires disclosures of the risk related to financial liabilities that are settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending on or after September 30, 2009. The Company adopted this amended standard in 2009 and the adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Olympus Pacific Minerals Inc.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it will adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of our 2009 consolidated financial statements.

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash

Over 90 percent of the Company’s cash at December 31, 2009 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam, Malaysia, New Zealand and the Philippines.

Mineral properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Annual Report 2009

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the ARO is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated balance sheet dates and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss. Effective from January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

Olympus Pacific Minerals Inc.

Property, plant and equipment

The Company records building, plant, equipment and infrastructure at cost. Buildings, plant and equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying amount and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation

In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company had a bonus share program that allows non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash was received within the same fiscal year. If an employee terminated employment before the one year of service, the bonus reverted back to cash without double up and was paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Annual Report 2009

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Income taxes

Income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery.  The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Olympus Pacific Minerals Inc.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Interest cost accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The fair value hierarchy established by Section 3862 Financial Instruments – Disclosures (‘‘Section 3862’’) establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Cash

Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise, fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts receivable, accounts payable, accrued liabilities and capital leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

Annual Report 2009

3.	Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
December 31	2009	2008	2009	2008
Bong Mieu Gold Co(4)	$3,219,595	$3,220,670	$11,270,751	$9,271,355
Phuoc Son Gold Co(3)	4,993,450	4,995,064	15,465,134	17,100,323
Capcapo	-	-	-	753,656
Other	-	-	914	914
	8,213,045	8,215,734	26,736,799	27,126,248
Accumulated amortization (1)	(1,009,693)	(405,427)	(1,687,746)	(304,745)
Write-off (2)	-		-	(865,779)
Foreign Exchange Adjustment	-	-	-	112,123
Total	$7,203,352	$7,810,307	$25,049,053	$26,067,847

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006 and the Phuoc Son mine which commenced commercial production on October 1, 2009.
(2)
Write-off of $865,779 of deferred exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $3,056,091 for the 2009 year.
(4)	Deferred exploration and development costs include net revenues and costs associated with ore mined and processed during the period prior to commercial operations of $95,637 for the 2009 year.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government.  In 2009 and 2008 the Company also paid a 2 percent royalty based on 80 percent of the revenues of Bong Mieu to Zedex Minerals Limited. The Bong Mieu Underground property was put into commercial production in the second quarter of 2009.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Olympus Pacific Minerals Inc.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17, 2009.  The temporary trucking permit expired on May 18, 2009 during which time Phuoc Son was permitted to truck up to 12,000 tonnes of ore.  The Phuoc Son mining licence received mid September 2009 and effective to December 31, 2010 includes amongst others permission to truck a specified volume of ore from Phuoc Son to Bong Mieu during the full licence period.  The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

4.	Asset Retirement Obligation

	December 31, 2009	December 31, 2008
Balance, beginning of the year	$1,159,905	$699,842
Liabilities incurred	(168,339)	402,036
Liabilities settled and adjusted	(129,640)	(145,013)
Foreign exchange adjustment	6,275	160,046
Accretion	106,525	42,994
Balance, end of the period	974,726	1,159,905
Current portion	204,716	113,022
Non-current portion	$770,010	$1,046,883

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at a discounted value of $974,726 ($1,114,851 undiscounted) over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.  At December 31, 2009 the area of land needing to be regenerated at Bong Mieu was surveyed, this resulted in a downward adjustment to the asset retirement obligation as the actual area of land requiring regeneration was significantly less than that previously estimated.

The $974,726 will be spent as follows:  2010 – $204,716; 2011 – $179,188; 2012 – $128,243; 2013 – $ 430,843; 2014 - $16,397 and 2015 and thereafter – $15,339.

5.	Loan Facility

The Non-Revolving Debt Facility was repaid in full in 2007.

Annual Report 2009

6.	Property, Plant and Equipment

	December 31, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$917,564	$605,271	$312,293	$884,337	$360,726	$523,611
Leasehold improvements	123,433	104,234	19,199	122,644	67,100	55,544
Machinery and equipment	9,060,946	3,883,501	5,177,445	7,112,255	2,332,826	4,779,429
Office equipment, furniture and fixtures	987,863	719,380	268,483	1,030,157	613,132	417,025
Vehicles	370,251	307,426	62,825	363,505	238,101	125,404
Infrastructure	4,422,529	1,831,897	2,590,632	3,313,310	1,043,317	2,269,993
Capital Assets in progress	999,861	-	999,861	2,513,734	-	2,513,734
	$16,882,447	$7,451,709	$9,430,738	$15,339,942	$4,655,202	$10,684,740

7.	Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, the Company has raised $5.2M cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond its control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

Olympus Pacific Minerals Inc.

At December 31, 2009, the Company has no debt and a cash balance of $5,718,725 [December 31, 2008 - $4,161,735] which exceeds the minimum liquidity cushion as determined by management and is sufficient to meet current budgeted operating expenditures.

Total managed capital as at December 31, 2009 was $48,697,567 [December 31, 2008 - $48,940,283].  The Company has no obligation to pay dividends on share capital.  There have been no changes to the Company’s approach to capital management during the year.

Refer to note 16 for shares issued subsequent to December 31, 2009 as part of the amalgamation between Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2009 and 2008.

	Number of Shares	Amount $
Common shares, January 1, 2008	232,377,011	$88,860,318

Share Issue Costs	-	19,375
Bonus common shares issued	46,090	24,808
Common shares, December 31, 2008	232,423,101	$88,904,501

Bonus common shares issued	784,480	343,537
Private Placement (1)	16,216,216	3,000,000
Common shares issued	52,734	3,375
Exercise of options (2)	18,982,248	5,221,326
Share issue costs (1)	-	(154,736)
Common shares, December 31, 2009	268,458,779	$97,318,003

(1)
In May 2009 the Company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.  Agents for the private placement were paid a cash commission of 5 percent of the gross proceeds of the placement.

(2)	In December 2009 several officers of the Company exercised their 2009 options.

The following table shows movements in contributed surplus of the Company for years ended December 31, 2009 and 2008.

	December 31 2009	December 31 2008

Balance, beginning of the period	$6,631,296	$5,582,694
Options granted and vested during the year	3,569,313	949,795
Options exercised during the year	(3,018,645)	-
Bonus common shares granted and vested during the year	-	109,362
Bonus common shares issued	(149,851)	(10,555)
Tax recovery on expiry of warrants	(93,627)	-
Balance, end of the period	$6,938,486	$6,631,296

Annual Report 2009

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,589,184	0.52	17,592,334	0.53
Granted	20,755,560	0.12	4,121,850	0.42
Exercised	(18,982,248)	0.12	-	-
Cancelled/ Expired	(3,150,000)	0.43	(2,125,000)	0.42
Outstanding, end of the period	18,212,496	0.50	19,589,184	0.52
Options exercisable at the end of the period	15,531,262	0.51	14,789,890	0.52

The following table summarizes information about the stock options outstanding for the year ended December 31, 2009.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at Dec 31, 2009	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at Dec 31, 2009	Weighted Average Exercise Price $CAD
$0.12	1,773,312	4.01	0.12	1,773,312	0.12
$0.30 - 0.36	3,530,000	0.84	0.33	3,530,000	0.33
$0.40 - 0.45	4,350,184	1.97	0.40	1,835,617	0.41
$0.50 - 0.55	459,000	1.60	0.53	459,000	0.53
$0.60 - 0.65	3,850,000	2.60	0.65	3,683,333	0.65
$0.75	4,250,000	2.26	0.75	4,250,000	0.75
	18,212,496		0.50	15,531,262	0.51

During the year ended December 31, 2009, 20,755,560 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $3,300,646.  The Black-Scholes calculations used a risk free rate of 0.5 to 0.8 percent, had an expected life 5 years, volatility of 94 percent - 100.6 percent  and gave option values of CAD$0.09 - CAD$0.26.These options have an exercise price of CAD$0.12.    The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (“VWAP”) which is the listing of the stock activities for five business days from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

Olympus Pacific Minerals Inc.

The total stock based compensation expense recognized for stock options during the year ended December 31, 2009 is $3,569,314 [2008 - $997,336; 2007- 2,114,536].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,554,716	0.80	21,344,716	0.78
Granted	-	-	-
Exercised	-	-	-
Expired1	(19,554,716)	0.80	(1,790,000)	0.58
Outstanding, end of the period	-	-	19,554,716	0.80
1.  The warrants that expired related to the August 10, 2007 private placement. (2008 relates to the March 31, 2007 private placement)

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of these share awards including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2009 was nil [2008 - $122,530].

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.   Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the consolidated statements of operations in the period of the change.  Total DSUs outstanding as at December 31, 2009 were 712,070 units.  482,760 DSUs were granted during the year ended December 31, 2009.  Liabilities related to this plan are recorded in accrued liabilities in the consolidated balance sheet and totalled $203,260 as at December 31, 2009.  Compensation expense related to this plan for the year ended December 30, 2009 was $237,598.

Annual Report 2009

8.	Related Party Transactions and Loans

The Company entered into the following related party transactions during the 2009 year and loans as at December 31, 2009:

	Year-to-date December 31
	2009	2008
Consulting and legal fees	$184,852	$103,804
Management fees	$916,409	$834,755
Reimbursement of expenses	$390,048	$282,955
Royalties	$128,746	$134,177
Loans	$1,563,753	-

As at December 31, 2009, accounts payable was nil and accrued expenses were $595,850 in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services were provided by Jura Trust and Spencer Enterprises Limited which were associated with John Seton, a director of the Company.   Legal services were provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses were incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008;  Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008;  Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holdings Limited associated with Russell Graham in 2009 and 2008.
Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Loans

As part of the amalgamation with Zedex (see Note 16), Olympus advanced funds in December to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.

Olympus Pacific Minerals Inc.

9.	Commitments, Contingencies and Contractual Obligations

As at December 31, 2009

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	171,001	171,001	-	-	-	-

Operating leases	628,758	192,242	114,969	114,312	99,235	108,000
Purchase obligations - supplies & services	3,520,340	3,519,480	860	-	-	-
Purchase obligations – capital	-	-	-	-	-	-
Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736

Total	$5,294,825	$4,087,439	$295,017	$242,555	$530,078	$139,736

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely.

10.	Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.  Cash is recorded at fair value, which is classified as a Level 1.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), commodity price risk, credit risk, political and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within one week of shipment.

During the year the Company sold gold at the weighted average price of US$1,005 per ounce. A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $2,419,800 in 2009.

Foreign exchange risk

The Company operates in Canada, Vietnam, Malaysia, Australia, New Zealand and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Annual Report 2009

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.

Based on the balances as at December 31, 2009, a 1 percent increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $22,258 in earnings before income. There would be no effect in other comprehensive income.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates.  The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2009 and December 31, 2008.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment.  The Company’s receivables are all current.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2009, the Company was holding cash and cash equivalents of $5,718,725 [December 31, 2008 - $4,161,735].  Over 90 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11.	Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2009	December 31, 2008
Total minimum lease payment	$171,001	$570,216
Less: current portion	(171,001)	(570,216)
	$-	$-

The capital lease obligations were renegotiated during the 2009 year.

Olympus Pacific Minerals Inc.

12.	Inventory

	December 31, 2009	December 31, 2008
Doré Bars	$259,524	$155,518
Ore in stockpiles	524,978	311,371
Gold in circuit	26,115	174,375
Mine operating supplies	2,267,601	2,429,098
Total	$3,078,218	$3,070,362

No inventory write-down has been recognized during 2009.

13.	Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2009	2008	2007
Loss	$(8,833,000)	$(7,950,000)	$(8,319,000)
Expected tax benefit	(2,915,000)	(2,662,000)	(2,839,000)
Issue costs	(304,000)	(276,000)	(321,000)
Foreign tax differential	111,000	200,000	(785,000)
Foreign exchange on Vietnam losses	-	1,174,000	-
Non-deductible portion	1,192,000	(1,635,000)	1,981,000
Other	204,000	812,000	-
Benefit of current year loss not recognized	2,226,000	2,387,000	1,964,000
Total income tax expense	$514,000	$-	$-

The components of the Company’s future income tax assets are as follows:

	2009	2008	2007
Non-capital losses carried forward	$7,576,000	$7,288,000	$5,332,000
Issue costs	500,000	616,000	707,000
Capital assets	53,000	64,000	49,000
Resource related deductions	500,000	572,000	592,000
Future income tax asset	8,629,000	8,540,000	6,680,000
Future income tax liability	(329,000)	(1,712,000)	-
Net future income tax asset	8,300,000	6,828,000	6,680,000
Valuation allowance	(8,300,000)	(6,828,000)	(6,680,000)
Net future income tax asset	$-	$-	$-

The Company has non-capital loss carryforwards of $33,124,000 (2008 - $29,136,000), the benefits of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2029.

Annual Report 2009

Non-capital loss carryforwards	Year of loss	Note	Amount	Expiry Date

Canada	2009	1	2,510,000	2029
Vietnam	2009	2	2,228,000	2014
Canada	2008	1	$3,201,000	2028
Vietnam	2008	2	1,308,000	2013
Canada	2007	1	$7,605,000	2027
Vietnam	2007	2	1,342,000	2012
Canada	2006	1	2,654,000	2026
Vietnam	2006	2	8,059,000	2011
Canada	2005	3	1,088,000	2015
Canada	2004	3	2,313,000	2014
Canada	2003	4	816,000	2010
Total non-capital loss carryforwards			$33,124,000

(1) - Loss carryforward of 20 years
(2) - Vietnam has a loss carryforward of 5 years
(3) - Loss carryforward of 10 years
(4) - Loss carryforward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resources have not been recognized in these consolidated financial statements.

With respect to the Company’s foreign subsidiaries, Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents.  Management considers that the Company has made an adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

14.	Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalized costs in relation to this project have been written-off in 2008, refer to note 3.

15.	Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.  Professional and consulting fees are now reported jointly and Investor relations, promotion and Shareholder information is now jointly reported.  Assets previously recorded as property, plant and equipment were reclassified to deferred development and exploration in the amount of $991,336 for the year ended December 31, 2008.

Olympus Pacific Minerals Inc.

16.	Material Events After the Balance Sheet Date

The following material events have occurred subsequent to December 31, 2009:

•
On January 12, 2010, the Company and Zedex amalgamated and Zedex Shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex.  Total consideration for the amalgamation amounted to approximately US$34.8 million, and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuing of a further 54,226,405 new Olympus shares.  In addition, 4,395,835 stock options were issued by Olympus to compensate the cancellation of Zedex options.  The 54,226,405 new common shares in Olympus were issued on January 25, 2010.

Zedex management staff were provided with contracts with Olympus.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice president Finance for Olympus.

All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

The acquisition will be accounted for as a business combination with Olympus being identified as the acquirer.  The purchase method of accounting will be used and earnings will be consolidated from the acquisition date.  The Company is in the process of evaluating the fair value of assets acquired and liabilities assumed, including goodwill, if any.  As a result of this acquisition, the Company will no longer have the obligation to pay the 2 percent royalty to Zedex.

•
On January 4, 2010 the Company issued 3,702,629 options to officers of the Company in relation to their 2010 management contracts.  The options vest immediately, have an exercise price of CAD$0.40 and can be exercised on or before December 31, 2014.

•
In 2010 the Company agreed to issue 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex. The fee is included in accounts payable at December 31, 2009.

•
In March 2010 the Company entered into a Securities Purchase Agreement with an independent investor for the issue of CAD$10,000,000 and a maximum of CAD$12,750,000 of Units.  The funds will be used in the establishment of a processing plant at Phuoc Son.  Each Unit consist of: (i) a nine (9) percent subordinated unsecured convertible promissory note of the Company in the aggregate principal amount of CAD $0.84 per unit, which is convertible into shares of the Company’s common stock, with no par value at CAD $0.42 per share, and (ii) two (2) separate common stock purchase warrants, the first of which is fully vested and immediately exercisable for the purchase of one share of Common Stock at an exercise price of CAD $0.50 per share and the second of which is exercisable for the purchase of two shares of Common Stock at an exercise price of CAD $0.42 per share.  On March 26, 2010, the Company closed this transaction and received CAD$11,729,988 in net proceeds.

17.	Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statements, balance sheets and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

Annual Report 2009

a) Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on its properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.  Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.  In 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008.  Since this time all exploration and development costs on the property have been capitalized under US GAAP, totaling $5,301,991.  No exploration and development costs have been capitalized relating to Bong Mieu as no feasibility study has been completed.

Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.  Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves.  Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

b) Production Start Date

Different criteria are applied under Canadian GAAP as compared to US GAAP for determining the production start date of a mine for accounting purposes.  The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under US GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded.  As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006.  This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Under US GAAP,  the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus.  Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.   Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.   The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under US GAAP.

In 2008 Phuoc Son sold 1,800 ounces for $1,513,989, the Company used the guidance in EITF 04-6 and determined that it is appropriate to net the de minimus sales and related cost of sales of $1,121,557 to development expenditures as the gold recovery was a) less than 0.8 percent of the proven and probable reserves, and b) was only recovered during the process of preparing the shaft to access the main ore body in order to prepare the mine for production.  In 2009 the sales were no longer de minimus and have accordingly been recognised as revenue for US GAAP purposes from January 1, 2009.

Olympus Pacific Minerals Inc.

All revenues and expenses related to Nui Kem are recognized in the consolidated statement of operations under US GAAP as Nui Kem does not have any mineralization under the SEC Industry Guide No 7.

c) Reconciliation of consolidated balance sheet

For the years ended December 31			2009			2008

	Notes	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets		$12,341,125	-	$12,341,125	$9,719,458	$-	$9,719,458
Long-term assets
Mineral properties	(b)	7,203,352	(30,623)	7,172,729	7,810,307	(30,623)	7,779,684
Capital assets(i)	(b)	9,430,738	(64,782)	9,365,956	11,676,076	(64,782)	11,611,294
Deferred exploration and development costs	(a)	25,049,053	(20,619,032)	4,430,021	25,076,511	(21,898,735)	3,177,776
		41,683,143	(20,714,437)	20,968,706	44,562,894	(21,994,140)	22,568,754
Total Assets		$54,024,268	$(20,714,437)	$33,309,831	$54,282,352	$(21,994,140)	$32,288,212
Total Liabilities		5,710,185	-	5,710,185	5,342,069	-	5,342,069
Equity attributable to equity owners		48,758,116	(20,819,112)	27,939,004	48,940,283	(21,994,140)	26,946,143
Non-controlling interest		(444,033)	104,675	(339,358)	-	-	-
Total Shareholders’ equity		48,314,083	(20,714,437)	27,599,646	48,940,283	(21,994,140)	26,946,143
Total liabilities and Shareholders’ equity		$54,024,268	$(20,714,437)	$33,309,831	$54,282,352	$(21,994,140)	$32,288,212

(i)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalizated interest is recorded as an addition to capital assets.

Annual Report 2009

d)  Reconciliation of consolidated net income

For the years ended December 31	Notes	2009	2008	2007

Net loss under Canadian GAAP		$9,346,892	$7,950,031	$8,319,348
Sales	(b)	(7,928,120)	(885,100)	-
Cost, amortization and expenses	(a) & (b)	4,733,933	1,503,917	-
Exploration and development expenditures	(a)	1,903,759	5,390,363	7,427,030
Reverse write-down	(a)	-	(865,791)	-
Net loss under US GAAP		$8,056,464	$13,093,420	$15,746,378
Attributable to Non-controlling interest		339,358	-	-
Attributable to equity owners		$7,717,106	$13,093,420	$15,746,378

Currency Translation Adjustment under Canadian GAAP		-	12,250,965	(3,287,889)
US GAAP Adjustment		-	(4,019,444)	(2,017,597)
Currency Translation Adjustment under Canadian GAAP		-	8,231,521	(5,305,486)

Total Comprehensive loss under US GAAP		$8,056,464	$21,324,941	$10,440,892
Attributable to Non-controlling interest		339,358	-	-
Attributable to equity owners		$7,717,106	$21,324,941	$10,440,892

Basic and diluted loss per common share attributable to equity holders under US GAAP		$0.03	$0.05	$0.08

e) Consolidated statements of cash flows under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.  Cash flows under US GAAP were as follows:

For the years ended December 31	2009	2008	2007
Activities
Operating	(114,758)	(12,545,224)	(10,571,616)
Investing	(3,050,293)	(7,384,430)	(1,170,249)
Financing	4,652,105	(513,375)	33,238,172
Cash and equivalents at the beginning of year	4,161,735	24,310,245	3,325,436
Effect of foreign exchange rate changes on cash	69,936	294,519	(511,499)
Cash and equivalent at end of year	$5,718,725	$4,161,735	$24,310,245

f) US GAAP Recent Developments

In May 2009, the FASB issued Accounting Standards Codification (“ASC”) 855-10, Subsequent Events (“ASC 855-10”) (formerly SFAS Statement No 165), which establishes principles and requirements for subsequent events. In particular, ASC 855-10 sets forth: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c)  the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.  Subsequently, on February 24, 2010, the FASB issued Accounting Standards Update (ASU) 2010-09 to amend ASC 855, which is effective immediately.  As a result of the ASU, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements.

In February 2008, the FASB issued guidance as outlined in the Financial Instruments Topic ASC 820 (“ASC 820-10-65-1”), originally released FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). This guidance defers the effective date of the Financial Instruments Topic, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defers the effective date to fiscal years beginning after November 15, 2008, for items within the scope of ASC 820-10-65-1. The Company adopted this guidance on January 1, 2009. The adoption of this guidance did not have a material impact on the company's financial statement disclosures.
In December 2007, the FASB issued guidance as outlined in the Consolidations Topic ASC 810 “ASC

Olympus Pacific Minerals Inc.

810-10-65”), originally released as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (FAS 160). This guidance establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called noncontrolling interests or minority interests. Additionally, the guidance states where and how to report noncontrolling interests in the consolidated statements of financial position and operations, how to account for changes in noncontrolling interests and provides disclosure requirements. The adoption of this guidance resulted in the recognition of the allocation of the net loss to noncontrolling interest for losses incurred at subsidiaries that are not fully owned.

In December 2007, the FASB issued guidance as outlined in the revised Business Combinations Topic ASC 805 (“ASC 805”), originally released as FASB Statement No. 141(R), Business Combinations. This guidance establishes how an entity accounts for identifiable assets acquired, liabilities assumed, and any noncontrolling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination.  As a result of the adoption of this standard, all costs associated with the amalgamation between the Company and Zedex have been expensed in the period they were incurred.

In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (the “Codification”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles), which will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the company’s consolidated financial statements.

g) Recently Issued Accounting Pronouncements and Developments
Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company’s consolidated financial position, results of operations and disclosures.

Variable Interest Entities
In June 2009, the ASC 810 guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in variable interest entity (a ‘‘VIE’’). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

(i)	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

(ii)	The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Annual Report 2009

Fair Value Accounting
In January 2010, the ASC 820 guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

(i)	Transfers in and out of level 1 and 2 fair value measurements; and

(ii)	Enhanced detail in the level 3 reconciliation.

The guidance was amended to provide clarity about:

(i)	The level of disaggregation required for assets and liabilities; and

(ii)	The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.

The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.

The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

END OF NOTES TO FINANCIAL STATEMENTS